UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

December 6, 2024
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Form Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

Hecate Global Renewables ("HGR"), established in 2021, is a renewable energy developer focused on addressing energy scarcity in Sub-Saharan Africa and North Africa. With a pipeline exceeding 500 MW of utility-scale solar projects, HGR sought to borrow up to $20 million, as a loan, from the Energea Portfolio 3 Africa LLC (the "Company"). The capital will be used to support its development goals ("Loan"). The Loan, structured with phased disbursements tied to project milestones, carries a fixed 13.5% annual interest rate and is secured by robust collateral, including a first-priority lien on HGR's assets and a $3 million personal guaranty from David Wilhelm (see below). HGR has established key partnerships with Fieldstone Africa, Africa50, and Gibb Engineering, leveraging their expertise to navigate local complexities and de-risk projects. The Loan will support HGR's transition from an early-stage project developer to an independent power producer ("IPP"), generating recurring revenue through power purchase agreements ("PPA") and equity ownership of operational projects once constructed.

1. Overview of HGR

HGR was founded to develop renewable energy solutions in underserved regions of Africa. Its mission is to deliver reliable, sustainable, and cost-effective energy, promoting economic growth and energy security. The company's project pipeline includes utility-scale solar \ projects in South Africa, Algeria, Botswana, Mozambique, and Sierra Leone. HGR has rapidly grown its footprint through key partnerships and the establishment of HGR-GIBB Energy (Pty) Ltd, a joint venture with Gibb Engineering, to drive its operations in Southern Africa.

HGR's strategic focus includes securing land rights and project interconnections, establishing joint development agreements with local experts, advancing projects to financial close and owning a controlling interest in the completed assets. The company's partnerships with local developers, financial institutions, and technical firms enhance its ability to address regulatory challenges and execute projects effectively.

2. Loan Structure and Security

The Company has engaged HGR and signed a $20 million Loan structured to support the progress of HGR's pipeline. The Loan carries a fixed annual interest rate of 13.5%, with monthly interest payments over a five-year term. Principal repayment is structured as a bullet payment at the end of the term, with options for conversion into project equity or project debt. Phased disbursements ensure that funds are deployed as HGR achieves specific development milestones, such as securing permits or the close of project-level finance.

The Loan and Security Agreement and associated ancillary agreements describe the terms and structure of a Loan between HGR as the borrower and the Company as the lender. This agreement defines the terms for HGR to receive funding, which will be repaid with interest over time. The repayment terms are further documented in a Secured Promissory Note, formalizing HGR's commitment to return the principal and interest as agreed. This note aligns the payment obligations with the broader terms outlined in the loan agreement.

To secure the Loan, HGR pledges its assets, including equity ownership in its subsidiaries. This collateral ensures the Company holds a first-priority claim on these assets in case of default. Additional security is provided through pledges by HGR's parent company, Hecate Holdings LLC, and individual stakeholders, strengthening the lender's position. These measures guarantee that the Company is well-protected in its investment.

The loan arrangement is underpinned by formal resolutions and certifications. HGR's Board of Managers has approved the loan and related transactions, authorizing its officers to execute all required documents and fulfill the company's obligations. Certifications from HGR's officers confirm compliance with the agreement, including assurance that there are no undisclosed liens or material legal claims, providing a clear operational foundation for the transaction.

To support the Loan, stakeholders have made equity contributions into HGR totaling over $2 million, as verified in a Certification of Parent Contribution Amount. This financial backing demonstrates the alignment of HGR's stakeholders with the goals of the loan and reinforces the borrower's commitment to the agreement.

Further protections for the Company include a Limited Recourse Guaranty signed by David Wilhelm, a key HGR shareholder. This agreement caps the guarantor's liability at $3 million and becomes enforceable under specific conditions, primarily, the sale of Hecate Holdings LLC. Discussions for the sale of Hecate Holdings LLC are in advanced stages.

In summary, the loan agreement between the Company and HGR provides essential capital for renewable energy projects while securing the lender's interests through comprehensive collateral, stakeholder commitments, and a personal guarantee. This structure ensures the Company's investment is safeguarded, supporting the shared objective of advancing sustainable energy initiatives in Africa.

3. Development Strategy and Key Partnerships

HGR's development strategy relies on strong partnerships to navigate local complexities and de-risk projects during early stages. These partnerships include:

Fieldstone Africa: a financial and strategic advisory firm specializing in energy and infrastructure projects across Africa. Fieldstone supports HGR in structuring project finance and managing capital deployment, ensuring financial viability. The principles of Fieldstone Africa are also shareholders in HGR.

Africa50: a pan-African infrastructure investment platform founded by the African Development Bank (AfDB). Africa50 combines project development and equity investment to address Africa's infrastructure financing gap, supporting HGR with funding opportunities and early-stage risk mitigation. HGR and Africa50 are in advanced negotiations to jointly develop the "Bumpe Project" in Sierra Leone, a 50 MW utility-scale project in West Africa.

Gibb Engineering: a South African engineering consultancy with over 60 years of experience in project planning and implementation. Gibb Engineering strengthens HGR's technical capabilities, facilitating access to local networks and regulatory expertise in key markets. A joint venture between HGR and Gibb Engineering (called HGR-GIBB) owns the "Bonsmara Project", a 60 MW project in advanced development stages in South Africa.

These partnerships enhance HGR's ability to manage risks, secure permits, and develop projects efficiently, positioning the company as a first-mover in competitive markets.

4. Financial Overview

HGR's financial position reflects its early-stage development status. From January 2023 to June 2024, the company incurred $1.8 million in development expenses, including feasibility studies, legal fees, and consulting costs. Equity contributions totaling over $2 million from HGR principals, including David Wilhelm and Nicholas Bullinger, were used to fund these early-stage expenses. HGR has yet to generate revenue, with cash flows expected to begin in late 2025 as projects like Bonsmara in South Africa and Bumpe in Sierra Leone reach financial close.

The proposed loan introduces structured debt obligations with phased disbursements. These align capital deployment with development milestones, ensuring liquidity for the development process while minimizing risks to the Company. Repayment capacity depends on advancing key projects to the construction stage and securing PPAs to establish stable revenue streams.

5. Governance and Compliance

HGR operates under a lean governance structure led by experienced executives:

David Wilhelm (CEO): Oversees strategic partnerships, financing, and high-level project development.

Jason Harlan (CCO): Manages commercial operations, including PPA negotiations and market entry strategies.

Andrew Smith-Maxwell (CFO): Focuses on project finance and operational efficiency in emerging markets.

The company ensures compliance with local and international regulations, leveraging its partnerships to address permitting, land use, and environmental requirements. HGR is developing Health, Safety, and Environmental ("HSE") policies to align with global best practices, emphasizing occupational safety, waste management, and community engagement.

6. Risk Assessment and Mitigation

HGR faces several risks, including regulatory delays, execution challenges, and market volatility. Permitting and grid connection approvals may encounter unforeseen delays. HGR mitigates this risk through early engagement with local authorities and thorough due diligence. Developing projects across multiple jurisdictions with varying regulatory frameworks poses challenges, which HGR addresses by partnering with local developers and engineering firms like Gibb Engineering. Fluctuations in currency and energy pricing can impact financial outcomes; however, denominating the Loan obligations in USD reduces the Company's exposure to currency risks.

The Loan mitigates these risks through phased disbursements tied to milestones, "step-in rights" for operational control, and weekly compliance audits. Step-in rights are provisions often included in construction and financial agreements. These rights allow the Company to 'step in' and take over the duties of the borrower in the event of a default. Energea Global LLC, the Company's Manager, is experienced in the development and construction of solar projects, particularly in emerging markets. In the event the borrower defaults on its obligations under the loan agreement, the Manager will temporarily step into the management position of the borrower until a project is constructed or other outstanding issues are resolved. The Manager is directly involved with each project under development by the borrower to ensure efficient operations and/or step-in procedures if required.

7. Expected Impact

The proposed loan supports HGR's mission to address Africa's energy deficit by advancing renewable energy projects in underserved regions. Key impacts include delivering sustainable power solutions to energy-scarce communities, driving economic development through job creation and infrastructure investments, and generating stable returns for the Company and its investors through secured PPAs and exceptional risk management.

8. Approval

The Investment Committee approves the $20 million Loan, contingent on compliance with regulatory and financial milestones. HGR's strong partnerships, phased capital deployment, and growing collateral base provide a solid foundation for success. The loan aligns with the Company's investment goals, offering attractive risk-adjusted returns while contributing to Africa's renewable energy transition.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: December 6, 2024